              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                    (Amendment No. One)*
                                   ---

                     ERLY INDUSTRIES INC.
               --------------------------------
                      (Name of Issuer)


            COMMON STOCK - PAR VALUE $.01 PER SHARE
            ---------------------------------------
                 (Title of Class of Securities)


                         26883910
               --------------------------------
                      (CUSIP Number)


                     Douglas A. Murphy
             411 N. Sam Houston Parkway, #600
                    Houston, Texas  77060
                      (281) 272-8800
      --------------------------------------------
      (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                       June 12, 1998
              ---------------------------
              (Date of Event Which Requires Filing
                    of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                           SCHEDULE 13D

CUSIP No.  26883910                            Page 2  of  3  Pages
           --------                                 --    --

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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DOUGLAS A. MURPHY
     SS# ###-##-####

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  [  ]

                                                 (b)  [X ]

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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS*

     N/A

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

                                                        [  ]

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS

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NUMBER OF SHARES            (7)  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING               25,651 SHARES
 PERSON WITH
                            ------------------------------------
                            (8)  SHARED VOTING POWER

                                 0
                            ------------------------------------
                            (9)  SOLE DISPOSITIVE POWER

                                 25,651 SHARES
                            ------------------------------------
                            (10)  SHARED DISPOSITIVE POWER

                                  0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      25,651 SHARES

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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

                                                    [  ]

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .445%

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(14)  TYPE OF REPORTING PERSON*

      IN

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            *SEE INSTRUCTIONS BEFORE FILLING OUT!


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This statement is being filed to reflect the disposition of
604,980 shares of ERLY Industries Inc. common stock on June 12, 1998, as reported on Form 4 as filed with the SEC July 10, 1998. These shares were sold for a price of $2.75 per share in a private sale transaction. After this transaction, Douglas A. Murphy beneficially owns 25,651 shares of ERLY Industries Inc.




                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date: July 1, 1998                 /s/  Douglas A. Murphy
                                   ----------------------
                                   Douglas A. Murphy
                                   President